Eurasian Minerals Inc.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

          NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting”) of the shareholders of Eurasian Minerals Inc. (the “Corporation”) will be held at Suite 501, 543 Granville Street, Vancouver, British Columbia, on Tuesday, August 16th, 2011 at 10:00 a.m. (local time), for the following purposes:

1.	To receive and consider the Report of the Directors to the Shareholders.

2.	To receive and consider the financial statements of the Corporation for the year ended March 31, 2011 together with the auditor’s report thereon.

3.	To set the number of directors for the ensuing year at six.

4.	To elect directors for the ensuing year.

5.	To appoint an auditor for the ensuing year and to authorize the directors to approve the remuneration to be paid to the auditor.

6.

To ratify the Corporation’s Stock Option Plan (the “Plan”) and to authorize the directors to make such changes to the Plan as may be required by the securities regulatory authorities without further shareholder approval.

7.	To authorize the issuance of up to 700,000 Common Shares to certain officers and directors of the Corporation as performance based bonuses.

The Board of Directors has fixed July 15, 2011 as the Record Date for determining the Shareholders entitled to receive notice of and vote at the Meeting. Shareholders unable to attend the meeting in person are requested to read the enclosed Information Circular and Proxy (or Voting Instruction Form, a “VIF”) and then complete and deposit the Proxy or VIF in accordance with its instructions. Unregistered shareholders must deliver their complete Proxy or VIF in accordance with the instructions given by their financial institution or other intermediary that forwarded it to them.

DATED at Vancouver, British Columbia this 20th day of July, 2011.

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) Valerie Barlow
Corporate Secretary

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.